EXHIBIT 99.4

For fiscal years ended December 31, 2021 and December 31, 2020, KPMG LLP and its affiliates billed Cameco Corporation and its subsidiaries the following fees:

	2021 ($)	% of total fees	2020 ($)	% of total fees
Audit fees
Cameco[1]	1,863,000	83.8	1,845,700	75.7
Subsidiaries[2]	146,600	6.6	335,300	13.8

Total audit fees	2,009,600	90.4	2,181,000	89.5

Audit-related fees
Pensions	30,000	1.3	27,300	1.1

Total audit-related fees	30,000	1.3	27,300	1.1

Tax fees
Compliance	15,300	0.7	32,400	1.3
Planning and advice[3]	168,600	7.6	157,400	6.5

Total tax fees	183,900	8.3	189,800	7.8
All other fees
Other non-audit fees[4]	—	—	39,000	1.6
Total other non-audit fees	—	—	39,000	1.6

Total fees	2,223,500	100.0	2,437,100	100.0

[1]	Includes amounts billed for the audit of Cameco’s annual consolidated financial statements and the review of interim financial statements.
[2]	Includes amounts billed for the audit of Cameco’s subsidiary financial statements.
[3]	Includes amounts billed for transfer pricing advisory.
[4]	Includes amounts billed for Cameco’s I-4 Membership.

Pre-Approval Policies and Procedures

As part of Cameco Corporation’s corporate governance practices, under its committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit committee or audit committee chair, or in the absence of the audit committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2021 and 2020, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.